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July 26, 2007	QTA-TSX. VENTURE
NR-06-07

Quaterra Acquires Southwest Tintic Porphyry Copper Prospect In Utah

VANCOUVER, B.C. - Quaterra Resources Inc. today announced the acquisition of the Southwest Tintic porphyry copper prospect, located in the prolific Tintic mining district about 60 miles south of Salt Lake City in west-central Utah. The Company has acquired approximately five square miles of mineral rights by optioning and staking 85 unpatented U.S. lode claims and purchasing 1,511 acres of patented mining claims.

The Tintic district is Utah’s second largest metal producing district, with historic production of silver, gold and lesser amounts of base metals from carbonate replacement deposits and mantos hosted by Paleozoic sedimentary rocks. In the early 1970s, Bear Creek Mining Company discovered the deep Southwest Tintic porphyry copper system hidden 1,100 feet below surface under three square miles of barren quartz-sericite-pyrite alteration. The system was cut by six widely spaced core holes which form the basis for Krahulec and Briggs’ rough estimate of a global geologic resource – which is not NI43-101 compliant - of more than 400 million tons of 0.33% copper, 0.01% molybdenum and 0.002 opt gold at a 0.3% copper cutoff. *

Quaterra plans an extensive program of mapping and data compilation with drilling planned for 2008. Targets include an additional porphyry copper target in the Treasure Hill area; shallower or higher grade mineralization within the Southwest Tintic deposit; and high-grade high-sulfidation silver-copper veins.

“Acquisition of the Southwest Tintic resource and surrounding claims is consistent with our strategy of targeting properties in mining-friendly locations in North America with the potential to host large mines,” says Quaterra’s Vice President of Exploration Eugene Spiering. “We believe there is a large amount of metal on the property based on earlier drilling of widely spaced holes. We intend to confirm this historic resource and to search for additional deposits through aggressive exploration drilling.”

Quaterra initially acquired 27 unpatented lode mining claims covering the Southwest Tintic deposit from a prospecting syndicate. The Company can earn a 100% interest in the claims by making annual payments totaling US $1 million over a 10-year period and paying a 2% NSR royalty on production from these claims and contiguous claims staked by Quaterra. One-half of the royalty may be purchased at any time by paying $1 million to the syndicate. The patented claims will be acquired by paying owners US $800,000 over a 24 month period, following receipt of a satisfactory title report. These claims will not carry royalty obligations.

Yerington update

Quaterra in its news release of May 1, 2007, reported on the approval by the U.S. courts of the Letter of Intent providing for the acquisition by a U.S. subsidiary of Quaterra of the assets of Arimetco, Inc. Quaterra has now concluded a formal Acquisition Agreement pursuant to such Letter of Intent and the Acquisition Agreement has received the approval of the U.S. Bankruptcy Court of the Acquisition Agreement. In consequence of such approval Quaterra will continue its negotiations with the EPA and other appropriate regulators with a view of resolving any and all outstanding environmental matters relating to the Arimetco properties. Quaterra may terminate the transaction at any time during a 180-day review period if it is dissatisfied with the condition of the property or fails to obtain requested environmental clearances for past mining-related activities.

Quaterra Resources Inc. (TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large base metal, precious metal or uranium deposits. The company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

* Krahulec, Ken and Briggs, D. F., 2006, History, Geology and Production of the Tintic Mining District, Juab, Utah, and Tooele Counties, Utah, in Bon, R. L., Gloyn, R. W. and Park, G. M. editors, Mining Districts of Utah: Utah Geological Association Publication 32, p. 121-150.

On behalf of the Board of Directors,

“Thomas Patton”

Thomas Patton, President, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Expanded information on the Company’s projects is described on our website at www.quaterraresources.com or contact Jay Oness at
1-888-456-1112, 604-681-9059 or email: corpdev@mnxltd.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.